Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Three Months Ended
July 29, 2012
(In thousands)
Fixed Charges:
Interest expense*	$74,186
Capitalized interest	288
Interest component of rental expense	10,885
Total fixed charges	$85,359

Earnings:
Income from continuing operations before income taxes	$347,591
Add: Interest expense*	74,186
Add: Interest component of rental expense	10,885
Add: Amortization of capitalized interest	189
Earnings as adjusted	$432,851

Ratio of earnings to fixed charges	5.07

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.